Exhibit 4.6

DESCRIPTION OF SECURITIES

As of the September 30, 2020, Medley Capital Corporation (“we,” “our,” “us,” or the “Company”) has three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) its common stock, par value $0.001 per share (“common stock”), (ii) its 6.500% Notes due 2021 (the “2021 Notes”), and (iii) 6.125% Notes due 2023 (the “2023 Notes” together with the 2021 Notes, the “Notes”).

The following descriptions of the Company’s common stock and the Notes are as of September 30, 20201 and based on, as applicable, the relevant portions of the General Corporation Law of the State of Delaware (“DGCL”), the Company’s certificate of incorporation, articles of incorporation, as amended (“articles of incorporation”), our bylaws, as amended (“bylaws”), the second supplemental indenture, dated March 18, 2013 (the “Second Supplemental Indenture), and the third supplemental indenture, dated December 17, 2015 (the “Third Supplemental Indenture”), and the indenture, dated February 7, 2012 (the “Base Indenture” together with the Second Supplemental Indenture and the Third Supplemental Indenture, the “indenture”), by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”). This summary is a description of the material terms of, and is qualified in its entirety by, the articles of incorporation, the bylaws and the indenture, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K. As a result, this summary may not contain all of the information that is important to you. We refer you to the DGCL, the charter, the bylaws, and the indenture for a more detailed description of the provisions summarized below. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is an exhibit.

A. Common Stock, $0.001 par value per share, and Preferred Stock, $0.001 par value per share

Authorized Stock

Under the terms of our certificate of incorporation, our authorized capital stock will consist solely of 5,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Under the terms of our certificate of incorporation, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any series of preferred stock which we may designate and issue in the future. In addition, holders of our common stock may participate in our dividend reinvestment plan.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The 1940 Act limits our flexibility as to certain rights and preferences of the preferred stock that our certificate of incorporation may provide and requires, among other things, that immediately after issuance and before any distribution is made with respect to common stock, we meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and our preferred stock, of at least 200% (or 150% if certain requirements under the 1940 Act are met), and the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as dividends on the preferred stock are unpaid in an amount equal to two full years of dividends on the preferred stock. The features of the preferred stock will be further limited by the requirements applicable to regulated investment companies under the Code. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with providing leverage for our investment program, possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Delaware Law and Certain Certificate and Bylaw Provisions; Anti-Takeover Measures

We are subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested stockholders” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions (including an exception for our Adviser and certain of its affiliates), an “interested stockholder” is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. Our certificate of incorporation and bylaws provide that:

•the board of directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

•directors may be removed only for cause by the affirmative vote of the holders of 75% of the then outstanding shares of our capital stock entitled to vote; and

•subject to the rights of any holders of preferred stock, any vacancy on the board of directors, however the vacancy occurs, including a vacancy due to an enlargement of the board of directors, may only be filled by vote a majority of the directors then in office.

The classification of our board of directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us. Our certificate of incorporation and bylaws also provide that special meetings of the stockholders may only be called by our board of directors, our Chairman or our Chief Executive Officer.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our board of directors to amend or repeal our bylaws. Our bylaws generally can be amended by approval of at least 66 2⁄3% of the total number of authorized directors subject to certain exceptions, including provisions relating to the size of our board of directors, and certain actions requiring board approval, which provisions will require the vote of 75% of our board of directors to be amended. The affirmative vote of the holders of at least 66 2⁄3% of the shares of our capital stock entitled to vote is required to amend or repeal any of the provisions of our bylaws.

Limitations of Liability and Indemnification

Under our certificate of incorporation, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

The DGCL also provides that indemnification permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise.

We have obtained liability insurance for our officers and directors.

Anti-Takeover Provisions

Our certificate of incorporation includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of us or to change the composition of our board of directors. This could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over us. Such attempts could have the effect of increasing our expenses and disrupting our normal operation. One of these provisions is that our board of directors will be divided into three classes, with the term of one class expiring at each annual meeting of stockholders. At each annual meeting, one class of directors is elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the board of directors. A director may be removed from office by a vote of the holders of at least 75% of the shares then entitled to vote for the election of the respective director.

B. Debt Securities

Unless otherwise specifically stated, the summary below relates to both of the 2021 Notes and the 2023 Notes and therefore references to the “Notes” below refer to both the 2021 Notes and the 2023 Notes.

General

2021 Notes

On December 17, 2015, the Company issued $70.8 million in aggregate principal amount of the 2021 Notes that mature on January 30, 2021 . On January 14, 2016, the Company closed an additional $3.25 million in aggregate principal amount of the 2021 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. The 2021 Notes were issued under the Base Indenture as supplemented by the Second Supplemental Indenture. The 2021 Notes became redeemable in whole or in part at any time or from time to time at the Company’s option on or after January 30, 2019. The 2021 Notes bore interest at a rate of 6.50% per year, payable quarterly on January 30, April 30, July 30 and October 30 of each year, beginning January 30, 2016. The 2021 Notes were listed on the NYSE and traded thereon under the trading symbol ‘‘MCX’’.

As of September 30, 2020, the aggregate principal amount issued and outstanding of the 2021 Notes was $74,012,825.

2023 Notes

On March 18, 2013, the Company issued $60.0 million in aggregate principal amount of 2023 Notes. On March 26, 2013, the Company closed an additional $3.5 million in aggregate principal amount of 2023 Notes, pursuant to the partial exercise of the underwriters’ option to purchase additional notes. The 2023 Notes were issued under the Base Indenture as supplemented by the Third Supplemental Indenture. As of March 30, 2016, the 2023 Notes may be redeemed in whole or in part at any time or from time to time at the Company's option. The 2023 Notes bear interest at a rate of 6.125% per year, payable quarterly on March 30, June 30, September 30 and December 30 of each year, beginning June 30, 2013. The 2023 Notes are listed on the NYSE and trade thereon under the trading symbol “MCV”.

On December 12, 2016, the Company entered into an “At-The-Market” (“ATM”) debt distribution agreement with FBR Capital Markets & Co., through which the Company could offer for sale, from time to time, up to $40.0 million in aggregate principal amount of the 2023 Notes. The Company sold 1,573,872 of the 2023 Notes at an average price of $25.03 per note, and raised $38.6 million in net proceeds, through the ATM debt distribution agreement.

As of September 30, 2020, the aggregate principal amount issued and outstanding of the 2021 Notes was $77,012,825.

Generally

As required by federal law for all bonds and notes of companies that are publicly offered, the Notes are governed by the indenture. An indenture is a contract between us and a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The Trustee has two main roles. First, the Trustee can enforce your rights against us if we default under the Base Indenture and the Second Supplemental Indenture or the Third Supplemental Indenture, as applicable. There are some limitations on the extent to which the Trustee acts on your behalf, described in the second paragraph under “Events of Default - Remedies if an Event of Default Occurs.” Second, the Trustee performs certain administrative duties for us.

The Notes were issued in denominations of $25 and integral multiples of $25 in excess thereof. The Notes will not be subject to any sinking fund and, except as described below with respect to the 2021 Notes under “— Offer to Repurchase Upon a Change of Control Repurchase Event,” holders of the Notes will not have the option to have the Notes repaid prior to the stated maturity date.

The indenture does not limit the amount of debt (including secured debt) that may be issued by us or our subsidiaries under the indenture or otherwise, but does contain a covenant regarding our asset coverage that would have to be satisfied at the time of our incurrence of additional indebtedness. See “— Other Covenants.” Other than the foregoing and as described under “— Other Covenants,” the indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “— Offer to Repurchase Upon a Change of Control Repurchase Event” (with respect to the 2021 Notes) and “— Merger, Consolidation or Sale of Assets” below, the indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

We have the ability to issue indenture securities with terms different from either of the Notes and, without the consent of the holders thereof, to reopen either of the Notes and issue additional Notes.

Optional Redemption

The 2021 Notes and the 2023 Notes may be redeemed in whole or in part at any time or from time to time at our option on or after January 30, 2019 and March 30, 2016, respectively, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

You may be prevented from exchanging or transferring the Notes when they are subject to redemption. In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes. Any exercise of our option to redeem the Notes will be done in compliance with the indenture and the 1940 Act, to the extent applicable.

If we redeem only some of the Notes, the Trustee or, with respect to global securities, DTC will determine the method for selection of the particular Notes to be redeemed, in accordance with the indenture and the 1940 Act, to the extent applicable, and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

Offer to Repurchase Upon a Change of Control Repurchase Event with respect to 2021 Notes

The description of the foregoing provision applies only to the 2021 Notes. If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the 2021 Notes in full, we will make an offer to each holder of 2021 Notes to repurchase all or any part (in minimum denominations of $25 and integral multiples of $25 principal amount) of that holder’s 2021 Notes at a repurchase price in cash equal to 100% of the aggregate principal amount of 2021 Notes repurchased plus any accrued and unpaid interest on the 2021 Notes repurchased to, but excluding, the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase the 2021 Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 promulgated under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the 2021 Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the 2021 Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the 2021 Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, subject to extension if necessary to comply with the provisions of the 1940 Act and the rules and regulations promulgated thereunder, we will, to the extent lawful:

•accept for payment all 2021 Notes or portions of 2021 Notes properly tendered pursuant to our offer;

•deposit with the paying agent an amount equal to the aggregate purchase price in respect of all 2021 Notes or portions of 2021 Notes properly tendered; and

•deliver or cause to be delivered to the Trustee the 2021 Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of 2021 Notes being purchased by us.

The paying agent will promptly remit to each holder of 2021 Notes properly tendered the purchase price for the 2021 Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new 2021 Note equal in principal amount to any unpurchased portion of any 2021 Notes surrendered; provided that each new 2021 Note will be in a minimum principal amount of $25 or an integral multiple of $25 in excess thereof.

We will not be required to make an offer to repurchase the 2021 Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all 2021 Notes properly tendered and not withdrawn under its offer.

The source of funds that will be required to repurchase 2021 Notes in the event of a Change of Control Repurchase Event will be our available cash or cash generated from our operations or other potential sources, including funds provided by a purchaser in the Change of Control transaction, borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Repurchase Event to make required repurchases of 2021 Notes tendered. Our and our subsidiaries ’future financing facilities may contain provisions requiring obtaining consent from the lenders, provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under such financing facility at that time and to terminate the financing facility. In addition, the occurrence of a Change of Control Repurchase Event enabling the holders of the 2021 Notes to require the mandatory purchase of the 2021 Notes would constitute an event of default under any future financing facilities entitling the lenders to accelerate any indebtedness outstanding under any future financing facilities at that time and to terminate any future financing facilities. It is possible that we will not have sufficient funds at the time of the Change of Control Repurchase Event to make the required repurchase of the 2021 Notes and/or our and our subsidiaries’ other debt.

The definition of “Change of Control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our Controlled Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the ability of a holder of 2021 Notes to require us to repurchase the 2021 Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our Controlled Subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the 2021 Notes:

“Below Investment Grade Rating Event” means the 2021 Notes are downgraded below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that results in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the 2021 Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the Trustee in writing at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following:

•the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Company and its Controlled Subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than to any Permitted Holders; provided that, for the avoidance of doubt, a pledge of assets pursuant to any secured debt instrument of the Company or its Controlled Subsidiaries shall not be deemed to be any such sale, lease, transfer, conveyance or disposition;

•the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act)

(other than any Permitted Holders) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Company, measured by voting power rather than number of shares; or

•the approval by the Company’s stockholders of any plan or proposal relating to the liquidation or dissolution of the Company.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.

“Controlled Subsidiary” means any subsidiary of the Company, 50% or more of the outstanding equity interests of which are owned by the Company and its direct or indirect subsidiaries and of which the Company possesses, directly or indirectly, the power to direct or cause the direction of the management or policies, whether through the ownership of voting equity interests, by agreement or otherwise.

“Egan-Jones” means Egan-Jones Ratings Co., or any successor thereto.

“Investment Grade” means a rating of BBB- or better by Egan-Jones and Kroll (or its equivalent under any successor rating categories of either Egan-Jones or Kroll) (or, in each case, if such Rating Agency ceases to rate the 2021 Notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Kroll” means Kroll Bond Rating Agency, Inc., or any successor thereto.

“Permitted Holders” means (i) us, (ii) one or more of our Controlled Subsidiaries, and (iii) Medley LLC.
“Rating Agency” means:

•each of Egan-Jones and Kroll; and

•if either Egan-Jones or Kroll ceases to rate the 2021 Notes or fails to make a rating of the 2021 Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” as defined in Section (3)(a)(62) of the Exchange Act selected by us as a replacement agency for Egan-Jones or Kroll, or both, as the case may be.

“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

Payment and Paying Agents

We will pay interest to the person listed in the Trustee’s records as the owner of the Notes at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Notes on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest”.

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date. Such payment will not result in a default under the Notes or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on the Notes.

Events of Default

You will have rights if an Event of Default occurs with respect to the Notes and the Event of Default is not cured, as described later in this subsection.

The term “Event of Default” with respect to the Notes means any of the following:

•We do not pay the principal of any Note on its due date.

•We do not pay interest on any Note when due, and such default is not cured within 30 days.

•We remain in breach of any other covenant with respect to the Notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of at least 25.0% of the principal amount of the Notes.

•We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and, in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 60 days.

•On the last business day of each of twenty-four consecutive calendar months, the Notes have an asset coverage, as defined in the 1940 Act, of less than 100%, after giving effect to any exemptive relief granted to the Company by the SEC.

An Event of Default for the Notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The Trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the Trustee or the holders of at least 25.0% in principal amount of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes.

The Trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the Trustee protection reasonably satisfactory to it from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. The Trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:

•You must give the Trustee written notice that an Event of Default has occurred with respect to the Notes and remains uncured.

•The holders of at least 25.0% in principal amount of all the Notes must make a written request that the Trustee take action because of the default and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

•The Trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•The holders of a majority in principal amount of the Notes must not have given the Trustee a direction inconsistent with the above notice during that 60 day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.

Holders of a majority in principal amount of the Notes may waive any past defaults other than a default:

•in the payment of principal, any premium or interest; or

•in respect of a covenant that cannot be modified or amended without the consent of each holder of the Notes.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the Notes, or else specifying any default.

Merger, Consolidation or Sale of Assets

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the Notes.

•The merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us notice of default or our default having to exist for a specified period of time were disregarded.

•We must deliver certain certificates and documents to the Trustee.

Modification or Waiver

There are three types of changes we can make to the indenture and the Notes issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to the Notes without approval from each affected holder. The following is a list of those types of changes:

•change the stated maturity of the principal of or interest on the Notes;

•reduce any amounts due on the Notes;

•reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•change the place or currency of payment on the Notes;

•impair your right to sue for payment;

•adversely affect any rights to convert or exchange any note in accordance with its terms;

•reduce the percentage of holders of Notes whose consent is needed to modify or amend the indenture;

•reduce the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

•modify any other material aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the indenture and the Notes would require the following approval:

•If the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes.

•If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of a series of debt securities issued under the indenture may waive our compliance with some of our covenants applicable to that series. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Your Approval”.

Further Details Concerning Voting

When taking a vote, we will use the principal amount that would be due and payable on the voting date if the maturity of the Notes were accelerated to that date because of a default, to decide how much principal to attribute to the Notes.

The Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. The Notes will also not be eligible to vote if they have been fully defeased as described later under “Defeasance — Full Defeasance”.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of the Notes, that vote or action may be taken only by persons who are holders of the Notes on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the Notes or request a waiver.

Defeasance

The following provisions will be applicable to the Notes.

Covenant Defeasance

Under applicable law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your Notes. In order to achieve covenant defeasance, the following conditions must be satisfied:

•Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their due dates.

•We must deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

•Defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments.

•No default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

•We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes of a particular series (called “full defeasance”) if the following conditions are satisfied in order for you to be repaid:

•Since the Notes are in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

•We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the Notes would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for the Notes and you would recognize gain or loss on the Notes at the time of the deposit.

•We must deliver to the Trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with.

•Defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments.

•No default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Other Covenants

2021 Notes

In addition to any other covenants described herein, the following covenants shall apply to the 2021 Notes:

•We agree that for the period of time during which the 2021 Notes are outstanding, we will not violate (regardless of whether we are subject to) Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act as in effect immediately prior to the issuance of the 2021 Notes, giving effect to any exemptive relief granted to the Company by the SEC. This covenant will require us to maintain an asset coverage of at least 200% while the 2021 Notes are outstanding, regardless of any changes in legislation, regulation or policy. These provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowings.

•We agree that for the period of time during which the 2021 Notes are outstanding, pursuant to Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act as in effect immediately prior to the issuance of the 2021 Notes (regardless of whether we are subject thereto), we will not declare any dividend (except a dividend payable in stock of the issuer), or declare any other distribution, upon a class of the capital stock of the Company, or purchase any such capital stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, the Company has an asset coverage (as defined in the 1940 Act) of at least 200 per centum after deducting the amount of such dividend, distribution or purchase price, as the case may be, (i) and giving effect, in each case, to any exemptive relief granted to the Company by the SEC and (ii) to any no-action relief granted by the SEC to another business development company (or to the Company if it determines to seek such similar no-action or other relief) permitting the business development company to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act in order to maintain such business development company’s status as a regulated investment company under the Code.

•If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the 2021 Notes and the Trustee, for the period of time during which the 2021 Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable U.S. GAAP.

2023 Notes

In addition to any other covenants described herein, the following covenants shall apply to the 2023 Notes:

•We agree that for the period of time during which the 2023 Notes are outstanding, we will not violate (regardless of whether we are subject to) Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions, giving effect to any exemptive relief granted to the Company by the SEC. These provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowings.

•We agree that for the period of time during which the 2023 Notes are outstanding, pursuant to Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions thereto of the 1940 Act (regardless of whether we are subject thereto), we will not declare any dividend (except a dividend payable in stock of the issuer), or declare any other distribution, upon a class of the capital stock of the Company, or purchase any such capital stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, the Company has an asset coverage (as defined in the 1940 Act) of at least 200 per centum after deducting the amount of such dividend, distribution or purchase price, as the case may be, and giving effect, in each case, to any exemptive relief granted to the Company by the SEC.

•If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the 2021 Notes and the Trustee, for the period of time during which the 2021 Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable U.S. GAAP.

Resignation of Trustee

The Trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions — Ranking

2021 Notes

The 2021 Notes will be designated as Designated Senior Securities (as defined below) and, therefore, Designated Senior Indebtedness under the indenture. Designated Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•our indebtedness (including indebtedness of others guaranteed by us) whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Designated Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Designated Senior Indebtedness), and

•renewals, extensions, modifications and refinancings of any of this indebtedness.

As unsecured obligations of the Company designated as Designated Senior Indebtedness under the indenture, the 2021 Notes will rank:

•pari passu with our existing and future unsecured indebtedness, including, without limitation, the 2023 Notes;

•senior to any of our future indebtedness that expressly provides it is subordinated to the 2021 Notes; and

•effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

•structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries.

In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the 2021 Notes only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the 2021 Notes then outstanding.

2023 Notes

The 2023 Notes will be our direct unsecured obligations and will rank:

•pari passu with our future unsecured indebtedness;

•senior to any of our future indebtedness that expressly provides it is subordinated to the 2023 Notes; and

•effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness; and

•structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Designated Senior Indebtedness.

1 Subsequent to the year ended September 30, 2020, the Company redeemed $74,012,825 in aggregate principal amount of the issued and outstanding 2021 Notes on November 20, 2020 and, as a result, there are no issued and outstanding 2021 Notes as of the filing of the Annual Report on Form 10-K.